June 9, 2009

via facsimile and U. S. mail

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D. C. 20549-0405

Re:  ML Macadamia Orchards, L. P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 30, 2009

File No. 001-09145

Dear Mr. Reynolds:

We have received your comment letter dated May 29, 2009.  Set forth below are your comments, followed by our responses.

Text of Comment 1.

Compensation Discussion and Analysis, page 53

1.     We note your disclosure on page 54 that your executive bonus program “provides for incentives based upon net consolidated income (loss) and cash flow (as defined by the Partnership Agreement) from the operating plan…”  Please confirm that in future filings you will disclose the specific performance targets used to determine executive bonuses, and provide draft disclosure of these targets, omitting the numeric targets themselves.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment 1.

We acknowledge the staff’s comment regarding the enhancement of the discussion of the specific performance targets used to determine executive bonuses.  The draft underlined text would be added to the secondd paragraph of the section titled “Overview of Compensation Philosophy and Programs” in the Registrant’s Form 10-K for 2009.

The executive bonus plan is performance based.  The program provides for incentives based upon net consolidated income (loss) and cash flow (as defined by the Partnership Agreement) set forth in the operating plan, which is approved by the Board of Directors, with guideline rates established for Mr. Simonis, Mr. Cabral and Mr. Roumagoux at 35%, 25% and 20%, respectively of the employee’s base salary.  The financial performance metrics for 2009 were a net consolidated income (loss) of $                 and cash flow of $               (as defined by the Partnership Agreement).  No bonus will be earned if the Partnership’s performance is below 75% of the financial performance metrics.  At 75% of the financial performance metrics the executive can earn 75% of his target bonus.  Once this threshold is reached the bonus increases to 100% of the target if the performance metrics are satisfied.  If the performance metrics are exceeded then the percentage increase is determined and the bonus is increased by that percentage.  The bonus is limited to a maximum of 200% of the target bonus and bonuses to all executives cannot exceed 15% of Partnership’s cash flow (as defined by the Partnership Agreement).  The bonus compensation level and related payment requires the approval of the Board of Directors.

Text of Comment 2.

Certain Relationships and Related Transactions, and Director Independence, page 57

2.     Please confirm that in future filings you will disclose the types of transactions covered by your policies and procedures for the review, approval, or ratification of transactions with related persons, and provide draft disclosure of this information.  Furthermore, confirm that in future filings you will disclose the standards to be applied pursuant to such policies and procedures and address how such policies and procedures are evidenced, and provide draft disclosure of this information.  See Items 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

Response to Comment 2.

We acknowledge the staff’s comment.  For your information, after filing its Form 10-K for 2008, the Partnership adopted a written policy on this matter, which is referred to in the draft disclosure below.  The draft disclosure is as follows:

Review, Approval or Ratification of Transactions with Related Persons

The Partnership has adopted a written policy which provides guidelines for monitoring and approving transactions with related parties, where the amount exceeds $60,000.  Pursuant to the policy, related parties include all executive and operating officers, members of the Board of Directors, stockholders who own more than 5% of the Partnership’s Class A units and any member of the immediate family of any of the foregoing persons.  Transactions with related parties that are entered into at prevailing prices and which comply with standard terms and conditions require no prior approval, except that all transactions with the Chief Executive Officer or Chief Financial Officer require pre-approval from the Audit Committee.  Any transaction with the Chief Executive Officer or Chief Financial Officer requires pre-approval of the Audit Committee.  Transactions with related parties that do not reflect prevailing prices or do not comply with standard terms and conditions require pre-approval from the Chief Executive Officer or Chief Financial Officer and the Audit Committee.  Transactions below $60,000 are not subject to the policy.  The types of transactions could include providing office space, administrative services, or farming services to a related party or their affiliate.  There is no standard for approval set forth in the policy, however, it is anticipated that the approving party will grant approvals if they believe the transaction is in the best interest of the Partnership.

Text of Comment 3.

Signatures, page 63

3.     Please confirm that in the future filings your report will also be signed by your controller or principal accounting officer.  See General Instruction D(2)(a) to Form 10-K.

Response to Comment 3.

We confirm that in the future filings of the Partnership that our report will also be signed by the controller or principal accounting officer.

Text of Comment 4.

Exhibits

4.     We note the credit agreement filed as exhibit 10.62 to the Form 8-K filed on July 14, 2008 did not include the exhibits to the agreement.  Please file the complete credit agreement, including these exhibits with your next Exchange Act filing pursuant to Item 601(b)(10) of Regulation S-K.  Furthermore, we note that the credit agreement references the Supplemental Security Agreement dated as of May 1, 2004 and the Second Supplemental Security Agreement dated as of July 8, 2008.  Please file these agreements with your next Exchange Act filing pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 4.   We acknowledge the staff’s comment and the Partnership will file the Fifth Amendment and Restated Credit Agreement dated May 1, 2008 with all exhibits, the Supplemental Security Agreement dated as of May 1, 2004 and the Second Supplemental Security Agreement dated as of July 8, 2008 in its next Exchange Act filing.

Text of comment 5.

Exhibits

5.  Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications form the standard language.  For example, we note the statement in the certification language in 4(b) “to provide reasonable assurance regarding the flexibility of financial reporting….” (Emphasis added.)  Please file an amendment to the Form 10-K that includes a new corrected certification with the standard language from Item 601(b)(31) of Regulation S-K.

Response to Comment 5.

We acknowledge the staff’s comment and will file an amendment to the Form 10-K with a corrected certification with the standard language from Item 601(b)(31) of Regulation S-K.

As requested, we hereby acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/	Dennis J. Simonis

Dennis J. Simonis
Chief Executive Officer

/s/	Wayne W. Roumagoux

Wayne W. Roumagoux
Chief Financial Officer